HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Underwriting income	$ 220,482,055
Other revenue	1,157,773
Total revenues	221,639,828
EXPENSES:	
Underwriting expense	220,482,055
Other expenses	1,181,764
Total expenses	221,663,819
LOSS BEFORE INCOME TAX BENEFIT	(23,991)
INCOME TAX BENEFIT	8,397
NET LOSS	$ (15,594)

See notes to financial statements.